METALLICA

RESOURCES INC.

Report to Shareholders
(all amounts in US$ unless otherwise noted)

Significant events during the most recent quarter:

• Mineral reserves updated at Cerro San Pedro
• Full project construction recommenced at Cerro San Pedro
• Falconbridge to complete prefeasibility study for El Morro project by end of year
• Drilling program completed at Rio Figueroa
• Appointed new Vice President of Operations

MEXICO – Cerro San Pedro Project (100%-owned)

The 100%-owned Cerro San Pedro gold and silver heap-leach project is located in central Mexico, 20 kilometers outside the state capital city of San Luis Potosí. The development plan for the Cerro San Pedro project is an open pit mine, producing run-of-mine ore to be processed by heap leaching using a Merrill-Crowe recovery process to produce gold/silver doré.

Mineral reserves for the Cerro San Pedro project were updated in the first quarter as a result of the continuing robust precious metals market. Mineral reserves were calculated using $400 per ounce gold and $6.15 per ounce silver, which approximate the historical three-year average prices, and now total approximately 70 million tonnes of ore grading 0.55 g/t gold and 23.0 g/t silver. This equates to 1.24 million ounces of gold and 51.68 million ounces of silver, or approximately 2 million ounces of gold and gold equivalent silver.

Cerro San Pedro Project – Mineral reserves and resources
							Contained
				Gold	Contained	Contained	gold
		Gold	Silver	equiv.	gold	silver	equiv.
	Tonnes	grade	grade	grade	ounces	ounces	ounces
	(000’s)	(g/t)	(g/t)	(g/t)	(000’s)	(000’s)	(000’s)

Mineral reserves
Proven and probable	69,885	0.55	23.0	0.90	1,236	51,678	2,031
Mineral resources
Measured	106,289	0.55	20.3	0.86	1,880	69,371	2,947
Indicated	9,929	0.48	19.7	0.78	153	6,289	250
Total	116,218	0.54	20.3	0.85	2,033	75,660	3,197
Inferred	3,176	0.44	21.7	0.77	45	2,215	79

1)    Mineral reserves and resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Mineral reserve and resource estimates were prepared by William L. Rose, WLR Consulting, Inc., Qualified Person, as that term is defined in National Instrument 43-101.

2)     Mineral reserves have been estimated at a price of $400 per ounce of gold and $6.15 per ounce of silver.

3)     Mineral reserves are contained within mineral resources.

4)     Mineral resources have been estimated at a cut-off grade of 0.20 g/t gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

5)     Silver-to-gold ratio is estimated at 65:1.

6)     Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: This table uses the terms "measured and indicated mineral resources". We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

7)    Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

The Cerro San Pedro mine is projected to produce an average of 85,500 ounces of gold and 2.0 million ounces of silver per year, or 115,500 ounces of gold and gold equivalent silver per year when using a silver-to-gold ratio of 65:1, over a currently estimated mine life of nine years. The Cerro San Pedro mine is expected to be a low cost gold producer, especially at higher gold and silver prices. For example, when using recent gold and silver prices of $650 per ounce and $13.50 per ounce, respectively, cash operating costs are estimated to be $12 per ounce, net of silver credits.

In early 2006, Secretaria de Defensa National ("SEDENA") removed a restriction, as a result of a favorable court ruling, on the project explosives permit that prohibited the use of explosives on land owned by Ejido Cerro de San Pedro. Full mine construction commenced in February 2006 and is anticipated to be completed by the end of the year. The initial mine capital cost is expected to be $29.1 million, with total capital costs estimated at $34.3 million over the life of the mine.

In April 2006, we were notified by SEDENA that it was once again imposing a restriction on the use of explosives on land owned by Ejido Cerro de San Pedro as a result of another legal action brought against SEDENA. This lawsuit is substantially the same as the earlier lawsuit that was resolved in favor of SEDENA in early 2006. We have continued with construction activities at the project, including construction of the leach pad, solutions ponds and laboratory, as well as work on the haul road and pit access roads to the extent that explosives are not required. We have appealed the restriction and are working aggressively to have the new restriction removed in order to complete construction and commence mining activities on schedule.

CHILE – El Morro Project (30%-owned)

Metallica’s 30% interest in the El Morro project includes the La Fortuna and El Morro copper-gold porphyry deposits. The project is located approximately 80 kilometers east of the city of Vallenar in northern Chile and is situated along one of the most prolific copper belts in the world.

Falconbridge’s estimated 70-hole, 26,500 meter, diamond drilling program at the La Fortuna deposit is currently underway. The objectives of the drilling program are to further define the outer limits of the La Fortuna copper-gold resource and to elevate the resource classification from the current indicated and inferred categories to measured and indicated status. Results from 30 holes totaling 12,438 meters have been released to date and can be viewed on the Company’s website at www.metal-res.com. When completed in the second quarter of 2006, the program will have defined the periphery of the deposit on approximately 100 meter centers, and the central porphyry stock and secondary enrichment zone on approximately 50 meter centers.

Falconbridge has also commenced work on an underground exploration decline into the La Fortuna deposit. The decline will transect the core of the La Fortuna deposit, beginning with an 800 meter drive across the secondary copper enrichment zone followed by a 350 meter drive into the underlying primary sulfide zone. The decline will serve to further validate the grade of the resource, provide additional material for metallurgical testing and allow detailed geotechnical studies for mine engineering and pit design.

The results from the 70-hole diamond drilling program and the exploration decline will provide the basis for a prefeasibility study that Falconbridge intends to complete by the end of 2006. The estimated cost of the prefeasibility study is $40 million, all of which will be borne by Falconbridge.

The following current resource estimate for the La Fortuna deposit was prepared by Metallica in April 2005 using data provided by Falconbridge and has not been updated to include the results from the current 70-hole diamond drilling program.

La Fortuna Deposit – Mineral resources (Reported as 100%)

Copper cut-off basis
					Contained	Contained
Copper			Copper	Gold	copper	gold
cut-off	Resource	Tonnes	grade	grade	pounds	ounces
grade	classification	(000’s)	(%)	(g/t)	(000’s)	(000’s)
0.3%	Indicated	203,000	0.69	0.59	3,088,000	3,900
	Inferred	450,000	0.50	0.39	4,960,000	5,600
0.4%	Indicated	185,000	0.72	0.62	2,937,000	3,700
	Inferred	295,000	0.58	0.44	3,772,000	4,200
0.5%	Indicated	150,000	0.78	0.65	2,579,000	3,100
	Inferred	172,000	0.68	0.49	2,579,000	2,700

Copper equivalent cut-off basis ($1.00/lb copper and $400/oz gold)

Copper					Contained	Contained
equivalent			Copper	Gold	copper	gold
cut-off	Resource	Tonnes	grade	grade	pounds	ounces
grade	classification	(000’s)	(%)	(g/t)	(000’s)	(000’s)
0.3%	Indicated	214,000	0.66	0.58	3,114,000	4,000
	Inferred	688,000	0.41	0.35	6,219,000	7,700
0.4%	Indicated	209,000	0.67	0.59	3,087,000	4,000
	Inferred	538,000	0.46	0.39	5,456,000	6,800
0.5%	Indicated	200,000	0.69	0.61	3,042,000	3,900
	Inferred	394,000	0.52	0.44	4,517,000	5,600

1)    The updated mineral resource estimate for the La Fortuna deposit is classified as an indicated and inferred mineral resource in accordance with CIM Definitions for mineral resources and mineral reserves. The estimate is based entirely on data provided to Metallica by Falconbridge. The Qualified Persons, as defined by National Instrument 43-101, responsible for the design and completion of the updated resource estimate are Bruce M. Davis, Fellow – AusIMM and Chief Geostatistician for Norwest Corporation and Mark Petersen, Certified Professional Geologist - AIPG and Exploration Director for Metallica Resources.

2)     Mineral resources do not have demonstrated economic viability.

3)     Cautionary note to U.S. investors concerning estimates of indicated mineral resources:
This table uses the term "indicated mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

4)     Cautionary note to U.S. investors concerning estimates of inferred mineral resources:
This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

The El Morro deposit is located approximately five kilometers northwest of the La Fortuna deposit. It is different from the La Fortuna deposit in that the copper-gold mineralization occurs entirely within volcaniclastic and sedimentary rocks, whereas the mineralization at the La Fortuna deposit occurs within intrusive rocks. More importantly, no porphyry intrusive core has yet been identified in the drill programs at the El Morro deposit. This suggests the potential for significant additional mineralization should the intrusive source for the mineralization be located. Although Falconbridge has indicated that they have no drilling plans for the El Morro deposit in 2006, the mineralization remains open to the west, northwest and northeast.

EXPLORATION

The Rio Figueroa copper-gold project is located approximately 17 kilometers west of Kinross Gold Corporation/Bema Gold Corporation’s Refugio gold-copper mine and approximately 80 kilometers southeast of the city of Copiapó in Chile. Metallica has an option to acquire a 100% interest in the 54 square kilometer property by making a series of cash payments totaling $3.5 million over a five-year period and incurring $1.5 million in exploration expenditures over a three-year period.

In February 2006, we released the results from a second drilling program of seven holes totaling 2,250 meters at the Cerro Matta target. The drill results successfully extended the core zone of copper-gold mineralization to an area of 300 meters by 400 meters, up to a vertical depth of 400 meters. The zone remains open in three directions and at depth. We are currently embarking on a 1,500 meter core drilling program that will be completed during the second quarter. All previous drilling at Rio Figueroa has been reverse circulation rotary drilling.

OTHER

I am pleased to announce the appointment of Troy J. Fierro to the position of Vice President of Operations. Mr. Fierro will fill the operations position left vacant with the retirement of Fred Lightner, former Chief Operating Officer. Mr. Fierro has over 20 years experience in the mining industry including engineering, mine management, and corporate responsibilities. Previously, Mr. Fierro was Vice President of Mining Operations for Coeur d’Alene Mines Corporation. Mr. Fierro will have responsibility for the construction of Cerro San Pedro and the development of the El Morro project.

On behalf of the Board of Directors,

Richard J. Hall
President and Chief Executive Officer
May 8, 2006

Management’s Discussion and Analysis

Management’s discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three months ended March 31, 2006 and 2005 has been prepared based on information available to the Company as of May 1, 2006. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three months ended March 31, 2006 and 2005, and in conjunction with MD&A for the year ended December 31, 2005. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.

Financial Results of Operations
First Quarter 2006 Compared to First Quarter 2005

The Company reported a loss of $0.37 million ($0.00 per share) for the three months ended March 31, 2006 as compared to a loss of $0.73 million ($0.01 per share) for the three months ended March 31, 2005.

Interest income for the three months ended March 31, 2006 increased by $0.10 million to $0.34 million due to higher interest rates on invested cash balances in the current period.

General and administrative expenses increased by $0.09 million in the current period to $0.45 million. The increase generally results from an increase in Sarbanes-Oxley compliance costs of $0.04 million and a related increase in accrued audit fees of $0.02 million.

Stock compensation expense decreased by $0.15 million in the current period to $0.04 million, and primarily results from 35,000 stock option grants during the three months ended March 31, 2006, as compared to 650,000 stock option grants during the three months ended March 31, 2005.

Restricted stock unit ("RSU") expense of $0.09 million in the current period represents the increase in the estimated fair value of 370,000 outstanding RSU’s at March 31, 2006. There were no RSU’s outstanding during the three months ended March 31, 2005.

The decrease in foreign exchange loss of $0.31 million to $0.05 million in 2006 principally results from unrealized losses on the Company’s Canadian dollar cash balances resulting from a lesser weakening of the Canadian dollar relative to the U.S. dollar during the current period as compared to the preceding period. The Cdn$/US$ exchange rate at December 31, 2005 was 1.1660 as compared to 1.1676 on March 31, 2006, whereas the Cdn$/US$ exchange rate at December 31, 2004 was 1.2048 as compared to 1.2173 on March 31, 2005.

Summary of Quarterly Results
	2006		2005
	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	(367,005)	15,202	9,663,769	(993,277)
Basic net income (loss) per share	0.00	0.00	0.12	(0.01)
Diluted net income (loss) per share	0.00	0.00	0.12	(0.01)

	2005		2004
	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	(726,896)	1,582,433	1,649,917	(1,174,302)
Basic net income (loss) per share	(0.01)	0.02	0.02	(0.01)
Diluted net income (loss) per share	(0.01)	0.01	0.02	(0.01)

The high quarterly net income (loss) volatility for 2005 and 2004 primarily results from foreign exchange gains and losses caused by holding large cash balances in Canadian dollars. In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.35 million as a result of Falconbridge Limited’s ("Falconbridge") $10 million earn-in payment on the El Morro project.

Liquidity and Capital Resources

The Company’s cash and cash equivalents decreased by $3.88 million for the three months ended March 31, 2006 as compared to a decrease in cash and cash equivalents for the three months ended March 31, 2005 of $1.71 million. The increase in cash outflows of $2.17 million in the current period results from an increase in disbursements on mineral properties, plant and equipment of $2.48 million, which was principally for construction of the Cerro San Pedro project haul road, leach pad and solution ponds due to commencement of construction in February 2006.

The Company had working capital of $37.66 million at March 31, 2006 as compared to working capital of $42.32 million at December 31, 2005. The $4.66 million decrease in working capital primarily results from additions to mineral properties, plant and equipment on the Company’s Cerro San Pedro project totaling $4.73 million.

Related Party Transactions

In May 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $14,575 during the three months ended March 31, 2006.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company on June 9, 2005, to provide management services for the Company’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. The Company incurred consulting fees pursuant to this agreement totaling $18,750 during the three months ended March 31, 2006.

Outstanding Share Data

As of May 1, 2006, the Company has issued one class of common shares and has a total of 83,647,082 shares outstanding. The Company has 19,330,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. Stock options outstanding as of May 1, 2006 total 2,494,000 and are exercisable for common shares at prices ranging from Cdn$0.83 per share to Cdn$3.67 per share.

Corporate Outlook

In February 2006, the Company commenced construction of its Cerro San Pedro project in Mexico. The initial capital cost to build the mine is projected to be $29.1 million, with a total capital cost of $34.3 million over the life of the mine. It is anticipated that construction of the mine will be complete by the end of 2006.

In April 2006, the Company was notified by Secretaria de Defensa National ("SEDENA") that it was imposing a restriction on the use of explosives on land owed by Ejido Cerro de San Pedro as a result of a legal action brought against SEDENA. The land owned by Ejido Cerro de San Pedro includes the haul road and pit areas for the Cerro San Pedro project. This lawsuit is substantially the same as an earlier lawsuit that was resolved in favor of SEDENA in early 2006. In the event that the explosives restriction is not removed in a timely manner, or if the legal action is not resolved in favor of SEDENA, the Company may be forced to suspend or cease project construction activities.

In regards to the El Morro project, Falconbridge continues to work on an expected 70-hole, 26,500 meter drilling program, and a 1,150 meter decline, at the La Fortuna deposit area of the El Morro project. Falconbridge has informed the Company that it intends to complete a prefeasibility study for the La Fortuna deposit by the end of 2006. The estimated cost of the prefeasibility study, including the drilling program and decline, is estimated by Falconbridge to be $40 million, all of which will be borne by Falconbridge.

Risk Factors

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks as those described under "Item 3. Key Information, D) Risk Factors" in the Company’s Annual Report on Form 20-F. Readers are encouraged to give careful consideration to these risk factors which include: risks associated with the Company’s history of net losses and the uncertainty of obtaining additional financing for mineral exploration and development activities; risks inherent in the mining industry; risks associated with estimates and forecasts of mineral reserves, mineral resources and production timing and activities; operational and environmental risks; the risk of failure to achieve production or cost estimates; risks of development, construction and mining operations; risks relating to hedging; risks of changes to applicable government regulations relating to the mining industry or to their application or shifts in political conditions in foreign countries; risks of fluctuations in mineral prices and foreign currency exchange rates; risks associated with labor disruptions; risks associated with the repatriation of earnings; the risk of loss of key management employees; risks of competition from larger more established mining companies; risks of adverse rulings from lawsuits and other legal proceedings; and the inability to economically or fully insure against certain risks. Risks relating to legal proceedings include various lawsuits that have been filed against governmental agencies seeking to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Refer to "Item 4. Information on the Company, D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Environmental – Environmental and Other Permit Status" and " – Surface and Water Rights Acquisition" and "Item 8. Financial Information, A) Consolidated Financial Statements and Other Financial Information – Legal Proceedings" in the Company’s most recent Annual Report on Form 20-F for details of current legal actions pending.

Forward-looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and applicable Canadian securities legislation, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading "Item 3. Key Information, D) Risk Factors" in the Company’s most recent Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Metallica Resources Inc.
(a development stage company)

Consolidated Balance Sheets
(unaudited) U.S. dollars
	March 31,	December 31,
	2006	2005
	$	$
Assets
Current assets:
Cash and cash equivalents	38,786,971	42,669,830
Value-added tax receivable and other current assets	1,308,156	969,947
	40,095,127	43,639,777

Mineral properties, plant and equipment (Notes 3 and 8)	61,010,800	56,033,836
Other assets	246,222	246,271
Total assets	101,352,149	99,919,884

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	2,415,420	1,323,571

Restricted stock units (Note 6)	159,409	59,435
Asset retirement obligation (Note 5)	362,510	343,164
Total liabilities	2,937,339	1,726,170

Shareholders’ equity (Note 6):
Share capital – 83,645,464 common shares (2005: 83,301,676)	108,903,554	108,158,077
Contributed surplus	1,484,554	1,484,554
Warrants	5,883,108	5,889,285
Stock options	1,279,815	1,431,014
Deficit	(19,136,221)	(18,769,216)
	98,414,810	98,193,714
Total liabilities and shareholders’ equity	101,352,149	99,919,884
Contingencies (Note 8)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(a development stage company)

Consolidated Statements of Operations and Deficit
(unaudited) U.S. dollars
	Three Months Ended March 31,
	2006	2005
	$	$
Interest income	337,061	233,514
General and administrative expense	454,845	363,910
Exploration expense	45,168	39,837
Stock-based compensation expense	41,707	187,103
Restricted stock unit expense	93,102	–
Foreign exchange loss	53,643	362,211
	688,465	953,061

Loss before income taxes	(351,404)	(719,547)
Income tax provision	15,601	7,349

Net loss	(367,005)	(726,896)

Deficit at beginning of period	(18,769,216)	(26,728,014)
Deficit at end of period	(19,136,221)	(27,454,910)
Basic and diluted net loss per share	–	(0.01)
Weighted average number of common shares outstanding	83,468,427	82,694,391

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(a development stage company)

Consolidated Statements of Cash Flows
(unaudited) U.S. dollars
Three Months Ended March 31,
	2006	2005
	$	$
Cash flows provided from (used for) operating activities
Net loss	(367,005)	(726,896)
Non-cash items:
Depreciation and amortization	3,125	4,857
Stock-based compensation expense	41,707	187,103
Restricted stock unit expense	93,102	–
Common share contribution to retirement plan	–	4,790
Foreign exchange loss on foreign cash held	53,645	362,211
Changes in non-cash working capital:
Value-added tax and other current assets	(338,209)	287,882
Accounts payable and accrued liabilities	212,574	64,284
	(301,061)	184,231
Cash flows used for investing activities
Mineral properties, plant and equipment	(4,022,461)	(1,542,500)
	(4,022,461)	(1,542,500)

Cash flows provided from financing activities
Proceeds from exercise of warrants	53,643	–
Proceeds from exercise of options	440,665	6,857
	494,308	6,857
Foreign exchange loss on foreign cash held	(53,645)	(362,211)

Decrease in cash and cash equivalents	(3,882,859)	(1,713,623)
Cash and cash equivalents, beginning of period	42,669,830	41,848,986
Cash and cash equivalents, end of period	38,786,971	40,135,363

Cash and cash equivalents consist of:
Cash on hand and balances with banks	1,982,772	1,200,271
Short-term investments	36,804,199	38,935,092

Non-cash investing activities:
Stock-based compensation allocated to mineral properties, plant and equipment	47,230	116,126
Restricted stock units allocated to mineral properties, plant and equipment	6,872	–

Income tax payments	–	28,483

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(a development stage company)

Notes to Consolidated Financial Statements
(unaudited) U.S. dollars

1.     Basis of Presentation

These interim consolidated financial statements of Metallica Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2005. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

2.     Nature of Operations

The Company is engaged in the exploration, development and acquisition of mineral deposits, principally in the Americas.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2006. It is anticipated that mine construction will be completed by the end of 2006 (Note 8).

The Company is also advancing the El Morro copper-gold exploration project in Chile with Falconbridge Limited and is pursuing various other exploration projects in the Americas.

3.     Mineral Properties, Plant and Equipment
				Plant
	Mineral	Deferred	Construction	and	Accumulated
	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Cerro San Pedro, Mexico	23,874,324	20,053,890	13,734,066	933,780	58,596,060	272,895	58,323,165
El Morro, Chile	–	38,505	–	–	38,505	–	38,505
Rio Figueroa, Chile	337,170	1,618,208	–	–	1,955,378	–	1,955,378
Other Projects, Chile	27,718	12,985	–	–	40,703	–	40,703
Alaska Peninsula, USA	310,208	240,322	–	–	550,530	–	550,530
Office Furniture and Equipment	–	–	–	192,909	192,909	90,390	102,519
Balance at March 31, 2006	24,549,420	21,963,910	13,734,066	1,126,689	61,374,085	363,285	61,010,800

4.     Related Party Transactions

In May 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $14,575 during the three months ended March 31, 2006.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company on June 9, 2005, to provide management services for the Company’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. The Company has incurred consulting fees pursuant to this agreement totaling $18,750 during the three months ended March 31, 2006.

5.     Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $362,510 at March 31, 2006, of which $38,362 represents capitalized accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2016. The total reclamation obligation for the Cerro San Pedro project per the Company’s September 2003 feasibility study is approximately $4.3 million. The Company has agreed to fund this obligation during the mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

6.     Share Capital

        a)     Common shares issued and outstanding
	Number
	Outstanding	Amount
		$
Balance at December 31, 2005	83,301,676	108,158,077
Exercise of stock options	321,000	440,665
Fair value of stock options exercised	--	240,136
Exercise of warrants	20,000	53,643
Fair value of warrants exercised	--	6,177
Shares issued for retirement plan	2,788	4,856
Balance at March 31, 2006	83,645,464	108,903,554

        b)     Warrants

As of March 31, 2006, the Company had outstanding warrants to purchase 19,330,000 common shares. Each common share purchase warrant entitles the holder to purchase one common share for Cdn$3.10 through December 11, 2008.
	Number
	Outstanding	Amount
		$
Balance at December 31, 2005	19,350,000	5,889,285
Exercise of warrants	(20,000)	--
Fair value of warrants exercised	--	(6,177)
Balance at March 31, 2006	19,330,000	5,883,108

        c)     Stock options

As of March 31, 2006, the Company had outstanding stock options to purchase 2,269,000 common shares as follows:
	Weighted
	Average
	Exercise
	Price	Number	Amount
	(Cdn$)	Outstanding	(US$)
	$		$
Balance at December 31, 2005	1.39	2,555,000	1,431,014
Granted	2.54	35,000	–
Fair value of stock options vested	–	–	88,937
Exercise of stock options	1.59	(321,000)	–
Fair value of stock options exercised	–	–	(240,136)
Balance at March 31, 2006	1.49	2,269,000	1,279,815
Exercisable at March 31, 2006	1.45	1,894,889

The aggregate fair value of options granted during the three months ended March 31, 2006 was $44,886.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

2006
Risk-free interest rate (Canada)	3.9%
Expected dividend yield	0.0%
Expected price volatility	67%
Expected life of option	3.2 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

        d)     Restricted stock units

In March 2006, the directors granted 250,000 restricted stock units ("RSU’s") to management. The RSU’s will vest on March 9, 2009. Settlement of the RSU’s will be in cash and will be calculated as the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. As of March 31, 2006, the Company had 370,000 RSU’s outstanding with a fair value of $159,409.

7.     Income Taxes

The current period income tax provision represents the Company’s proportionate interim share of the estimated 2006 tax obligation associated with a profitable Mexican subsidiary.

8.     Contingencies

a)    In April 2006, the Company was notified by Secretaria de Defensa National ("SEDENA") that it was imposing a restriction on the use of explosives on land owned by Ejido Cerro de San Pedro as a result of a legal action brought against SEDENA. The land owned by Ejido Cerro de San Pedro includes the haul road and pit areas of the Cerro San Pedro project. This lawsuit is substantially the same as an earlier lawsuit that was resolved in favor of SEDENA in early 2006. In the event that the explosives restriction is not removed in a timely manner, or if the legal action is not resolved in favor of SEDENA, the Company may be forced to suspend or cease construction or operating activities.

b)    The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents against governmental agencies seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past three years, those that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company could be forced to suspend or cease project construction activities.

Printed in Canada

METALLICA RESOURCES INC.

c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112 USA